Contact

www.linkedin.com/in/stephenwollwerth (LinkedIn)
3GatesFilms.com (Company)
wollwerthfilms.com/blog (Blog)

Top Skills

Documentaries
Video Production
Short Films

Stephen Wollwerth

President of ONEDOOR STUDIOS LLC
Greater Sacramento

Summary

Experienced Owner with a demonstrated history of working in the media production industry. Skilled in Non-linear Editing, DaVinci Resolve, Transmedia Storytelling, Strong arts and design. Cinematographer and editor for national television docu-series , and feature film.

Experience

Calculated Sequels
1 year

Executive Vice President Calculated Sequels
April 2022 - Present (1 year)

Executive Vice President Calculated Sequels
April 2022 - Present (1 year)

One Door Studios
President
May 2019 - Present (3 years 11 months)
Santa Barbara, California, United States

Cinematographer, Editor, and Co-Director of Development for motion picture and streaming series.

Calculated Development LLC
President
May 2019 - Present (3 years 11 months)
Santa Barbara, California, United States

A global motion picture franchise.

3GatesFilms
Owner, DP, Producer
2010 - Present (13 years)
Beaufort SC

Based in Folsom, CA. WollwerthFilms creates unique films for Corporate, Documentaries, Advertising and Arts, employing latest technologies.

Using drones for aerial cinematography with 4k capture.

*Editor and DP for national PBS Television Show

*Corporate Branding Short Films

*Public Works Education

*National TV Commercials

*Documentaries Domestic and International

Some clients include

Fox Sports

Mi6 Films

National Geographic

Beaufort Chamber of Commerce

Charleston Water System

Palmetto Ambulance

iCreateflix

Lightbridge Media

Capital Christian Center

2 years 1 month

Media Director

October 2016 - December 2017 (1 year 3 months)

Sacramento, California Area

Director of Video Production

December 2015 - December 2017 (2 years 1 month)

Sacramento, California Area

LightBridge

Director of Photography & Editor

July 2015 - July 2016 (1 year 1 month)

Editor for PBS "Healing Quest" 13th season nationally broadcast TV series.

Director of Photography

Motion Graphics And CGI.

iCreateFlix

Creative Director, Video production,

July 2014 - June 2015 (1 year)

Beaufort, South Carolina

Full creative responsibilities, for video production, video marketing and branding.

*Transmedia story telling

*High impact video production

*Implementing new technologies.

Praise Assembly of God
Media Director
June 2009 - June 2014 (5 years 1 month)

Media and Music Director.

Web development.

Education

North Central University